Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 17, 2012, relating to the financial statements of Illinois Tool Works Inc. and Subsidiaries, and the effectiveness of Illinois Tool Works Inc.’s internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s election to change its method of accounting to eliminate a one-month lag for reporting its international operations outside of North America), appearing in the Annual Report on Form 10-K of Illinois Tool Works Inc. for the year ended December 31, 2011, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois

August 21, 2012